FOR IMMEDIATE RELEASE               Contact: Guy T. Marcus
October 4, 1999                              Vice President-Investor Relations
                                             214/978-2691

                    HALLIBURTON TO SELL TWO JOINT VENTURES,
                           ANNOUNCES EARNINGS OUTLOOK

         DALLAS, Texas -- Halliburton Company (NYSE:HAL) announced today that its subsidiary Dresser Industries, Inc. (Dresser) has elected to sell its interests in two joint ventures to Ingersoll-Rand Company (NYSE:IR) for total cash consideration of approximately $1.1 billion. These sales will result in an after-tax gain of approximately $380 million, or $ .84 per diluted share, and the gain will be recognized in the 1999 fourth quarter. The elections have been made pursuant to the governing agreements of the Dresser-Rand (D-R) and the Ingersoll Dresser Pump (IDP) joint ventures. Currently, Dresser owns 51 percent of D-R and 49 percent of IDP, while Ingersoll-Rand owns the remaining interests in the joint ventures.
         Based upon the company's analysis, advice from its independent auditors and consultation with the SEC, Halliburton has concluded that the sale of the joint venture interests will not adversely affect the pooling of interests method of accounting used for the Dresser merger in 1998.
         In August 1999, Ingersoll-Rand notified Dresser of its offer to sell its interests in the two joint ventures and specified the prices at which it would sell such interests. Pursuant to the governing agreements, Dresser has 60 days in which to make two elections. In the case of D-R, Dresser is required to elect to purchase Ingersoll-Rand's interest in D-R or sell its D-R interest to Ingersoll-Rand. In the case of IDP, Dresser is required to elect to purchase Ingersoll-Rand's interest in IDP or sell its IDP interest to

                                     -more-

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

Halliburton Company                   page 2

Ingersoll-Rand. In each sale, the price is adjusted for differences in the size of their respective ownership interests. Dresser has now formally notified Ingersoll-Rand of its election to sell its interests in both joint ventures to Ingersoll-Rand and to close the sales on December 30, 1999.
         The selling price is approximately $595 million for Dresser's 51 percent of D-R and $515 million for its 49 percent of IDP. Simultaneous with the closings of these sales, Dresser will repay the joint ventures approximately $220 million of outstanding advances made to Dresser. Net of taxes and all related costs, these sales will result in a net cash inflow of approximately $630 million which will be used to repay short-term debt, significantly strengthening Halliburton's balance sheet, and for other general corporate purposes.
         Dick Cheney, Halliburton Company's chief executive officer, said, "We wish to thank the employees of Dresser-Rand and Ingersoll Dresser Pump for their many years of contributions towards Dresser's success and for their exceptional efforts to make the best of recent difficult market conditions. However, we believe it is in the best interest of Halliburton's shareholders to take advantage of this opportunity to exit the D-R and IDP joint venture investments given the attractive prices offered by Ingersoll-Rand."
         The Dresser Equipment Group business segment is now significantly under-performing Halliburton's expectations, primarily due to poor current and projected financial performance at D-R and at IDP. D-R is expected to report an operating loss in the 1999 third quarter, and the entire Dresser Equipment Group business segment is now forecasting weaker operating results than previously expected in both the third and fourth quarters of 1999.
         The lower than expected profits of the joint ventures and many of the other business units of the Dresser Equipment Group are significantly affecting the company's 1999 third quarter earnings. Also impacting results is a decline

                                     -more-

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

Halliburton Company                   page 3

in the downstream Engineering and Construction business segment, offset by approximately $ 20 million of interest income from a tax refund. The third quarter earnings of the Energy Services Group segment will remain flat to slightly up compared to the 1999 second quarter due to continued low spending levels by the company's energy industry customers. As a result, the company expects that its 1999 third quarter earnings will be in the range of $.11 to $.13 per diluted share.
         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group, Engineering and Construction Group and Dresser Equipment Group business segments. The company's World Wide Web site can be accessed at http://www.halliburton.com.

                                       ###

         NOTE: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company cautions that statements in this press release which are forward looking and which provide other than historical information, involve risks and uncertainties that may impact the company's actual results of operations. Please see Halliburton's Form 10-Q for the quarter ended June 30, 1999 for a more complete discussion of such risk factors.

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